The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

December 13, 2021

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jaea Hahn, Esq.

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 510 to the Trust’s Registration Statement on Form N-1A, filed on September 24, 2021

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to additional comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on December 3, 2021 (the “Comments”), relating to Post-Effective Amendment No. 510 (“PEA No. 510”) to the Trust’s Registration Statement on Form N-1A filed on September 24, 2021, regarding the Amberwave Invest USA JSG Fund (the “Fund”), a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments.

Comments

Summary Section – Principal Investment Strategies

Comment #1

In the last sentence of the first paragraph, please clarify that the Fund is an exchange-traded fund.

Response #1

The Registrant has made the requested change. Please see the revised disclosure below:

Alston & Bird LLP                                                                                                                                                                                     www.alston.com

Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

December 13, 2021 Page 2

Principal Investment Strategies. Under normal market conditions, the Adviser seeks to achieve the Fund’s investment objective by investing in the equity securities of U.S. companies in the S&P 500 that the Adviser determines score highly on the Adviser’s proprietary jobs, security and growth (JSG) scoring methodology, while also seeking to outperform the broad equity market. The Fund is an actively managed exchanged traded fund ~~by the Adviser~~.

~~The Fund seeks to encourage companies to create attractive American jobs, contribute to U.S. security, and increase healthy long-term U.S. economic growth. By investing only in companies that are contributing to jobs, security and growth the Fund seeks to lower the cost of capital for these companies, thereby incentivizing companies to undertake these socially beneficial actions. The Fund will also apply its proxy voting guidelines and seek dialogue with management to encourage companies to take corporate actions that will promote U.S. jobs, security and growth.~~

The Adviser’s JSG scoring methodology quantifies the Adviser’s assessment of a company’s contribution to U.S. jobs, security and growth. The Fund’s investment strategy has two components:

First, the Adviser will apply its JSG scoring methodology to all companies in the S&P 500 index. The Adviser’s research process for JSG scoring is data-driven and may be based on company disclosure, ~~third-party research,~~ and subjective criteria including the Adviser’s own research, forecasts and expectations, based on, among other things, engagement with the companies. The Adviser may also use third-party research to inform its analysis, but the scoring process relies solely on the Adviser’s judgment. As part of the scoring process, the Adviser assigns each company a score in three categories: 1) jobs; 2) security; and 3) growth.

•	Jobs: The Jobs score is designed to evaluate the company’s contribution to the health of the U.S. labor market and the existence of economic opportunity for Americans. In applying the Jobs criteria, the Adviser considers a range of factors, including, but not limited to, the following principal factors: the company’s pace of job creation; the role of the company’s jobs in the overall labor market, including by providing opportunities for economically-disadvantaged communities and groups; the company’s workforce treatment; and the company’s distribution of labor internationally.

•	Security: The Security score is designed to evaluate the company’s contribution to the security of the United States. In applying the Security criteria, the Adviser considers a range of factors, including, but not limited

December 13, 2021 Page 3

to, the following principal factors: the company’s contribution to U.S. supply chain resilience; the company’s role addressing emerging threats to U.S. security, particularly with respect to cyber threats; the company’s role in advancing U.S. resource and energy independence; the company’s ~~role in maintaining~~ engagement with the U.S. government on national security issues ~~military’s primacy~~; and the company’s international posture, including dealings with foreign governments.

•	Growth: The Growth score is designed to evaluate the company’s contribution to the healthy long-term economic growth of the United States. In applying the Growth criteria, the Adviser considers a range of factors, including, but not limited to, the following principal factors: the levels of the company’s investment in the United States, including capital expenditures; the Company’s contribution to long-term productivity growth; the distributional impact of the Company’s operations; the Company’s non-core commercial activities, including anticompetitive behavior and engagement with the U.S. political system.

The Adviser then weights the Jobs score at 50%, the Security score at 25%, and the Growth score at 25%, in order to assign an overall JSG score for each stock. The Adviser will then select the top 20% of scorers in each S&P 500 sector, or approximately 100 equities, to be included in the Fund portfolio. As the Fund selects the top 20% of scorers in each S&P 500 sector, the Fund may invest in companies that are in the top 20% in one sector but have a lower JSG score relative to companies that are outside the top 20% in another sector.

Second, the Adviser will utilize its proprietary portfolio construction algorithm to choose weights for the approximately 100 stocks held by the Fund in order to provide sector exposure in approximation to the broad equity markets~~, specifically approximate the overall returns of the S&P 500~~. While JSG scoring is the exclusive factor considered in selecting which stocks are held by the Fund,~~. O~~other factors, including market capitalization and other financial metrics may determine the size of each position held in the Fund. Accordingly, certain positions the Fund holds may be larger than positions in other companies with higher relative JSG scores. The Adviser plans to rebalance the portfolio monthly with the assistance of the Sub-Adviser, which is responsible for executing portfolio transactions and implementing the Adviser's decisions for the Fund. The Fund does not track an index.

The Fund seeks out investments in companies in the S&P 500 that have demonstrated the ability to create American jobs, contribute to

December 13, 2021 Page 4

American security and increase U.S. economic growth as measured by the JSG scoring methodology. JSG criteria are applied to all investments the Fund makes and are the sole driver of security selection within a sector. The Adviser will regularly update companies’ JSG scores in order to select investments for the Fund. ~~The Fund seeks to encourage companies to take actions that would raise their JSG scores in order to attract investment from the Fund.~~ Corporate actions that would result in increased JSG scores and therefore potential inclusion in the Fund’s portfolio could include:

•	Jobs: increasing the rate of job growth in the U.S., increasing compensation and benefits for U.S. workers, providing opportunities for advancement and training, and focusing on expanding opportunities for relatively less prosperous communities and social groups;

•	Security: increasing the security of their supply chains, seeking to source inputs from the U.S. or U.S. allies, contributing to the resilience of the U.S. economy from exogenous shocks, improving cybersecurity practices, and reducing exposure to countries viewed as strategic competitors to the United States;

•	Growth: making investments in domestic production, operating in industries that are important to maintaining the United States’ role as a leading source of technology and innovation, and ~~to~~ engag~~e~~ing in competitive practices that do not create unfair barriers to entry or enable rent-seeking.

~~JSG criteria are applied to all investments the Fund makes and are the primary and sole driver of security selection. The Adviser will regularly update companies’ JSG scores in order select investment for the Fund and monitor the Fund’s impact.~~

The Fund will also apply its proxy voting guidelines to vote in favor of corporate actions that, in the view of the Adviser, will promote U.S. jobs, security and growth.

The Fund is long-only (no shorting) and does not use hedging or leverage.

The Fund may lend its portfolio securities in order to generate additional income for the Fund.

The Fund invests, under normal circumstances, at least 80% of its net assets (plus the amounts of any borrowings) in securities issued by companies that are economically tied to the United States. ~~Under~~

December 13, 2021 Page 5

normal market conditions, The Fund invests substantially all of its assets in the equity securities of U.S. companies under normal market conditions. The Fund, however, does typically maintain a portion of its assets in cash, typically 1 to 3%. The Fund holds cash to handle its daily cash needs, which include payment of fund expenses, redemption requests and securities transactions.

The Fund’s investment policies described above are non-fundamental and may be changed without shareholder approval.

Comment #2

With respect to the second sentence of the second paragraph, as the companies are part of the S&P 500 and are large with large market caps, the Staff questions whether the Fund will have the assets to incentivize the companies to take the actions disclosed.

Response #2

In response to the Staff’s comment, the Registrant has deleted the second paragraph. The Registrant notes that the Fund will invest in companies that satisfy the JSG criteria as described in the prospectus but does not claim that the Fund will influence the way that these companies operate.

Comment #3

As the JSG scoring methodology is applied only to the S&P 500, please address whether that methodology may lead to the Fund holding issuers that have poor JSG scores or weak JSG attributes.

Response #3

The Registrant has added disclosure in response to the comment. Please see the response to Comment #1 above.

Comment #4

With respect to the second sentence of the fourth paragraph, where the Fund intends to use one or more third party research providers, please identify those providers or the principal providers if there are several.

Response #4

The Registrant notes that the Adviser may use third-party or external research to inform its analysis, but the scoring process will rely solely on the Adviser’s judgment. The Adviser does not rely on any scoring from third parties. Accordingly, the Registrant believes that the disclosure as revised is sufficient considering how third party research is used. Please see the response to Comment #1 above.

Comment #5

December 13, 2021 Page 6

Please summarize the providers criteria or methodology in the principal strategies section.

Response #5

Please see the response to Comment #4 above.

Comment #6

Please consider any related principal risks of using third party data providers since the criteria used by data providers can vary significantly.

Response #6

Please see the response to Comment #4 above.

Comment #7

In reference to the sentence, “the company’s role in maintaining the U.S. military’s primacy,” the Staff requests the Adviser to clarify how it will use data to determine a company’s role in maintaining the US military’s primacy or how primacy is measured. Alternatively, replace primacy with something more plain English.

Response #7

The Registrant has revised the disclosure in response to the comment. Please see the response to Comment #1 above.

Comment #8

Disclose how the Fund intends to measure and monitor how it is achieving JSG related impacts

Response #8

Please see the response to Comment #2 above. Please also see the response to Comment #1 above.

Comment #9

Describe the Fund’s due diligence practices in applying its screening activities to underlying portfolio companies including what underlying data the Adviser will be reviewing to determine whether the Fund meets its JSG criteria and the source of that data.

Response #9

Please see the response to Comment #4 above. Additionally, the Registrant believes that the disclosure, as revised, describes the data the Adviser will be reviewing.

Comment #10

December 13, 2021 Page 7

In the paragraph that begins “The Fund seeks to encourage companies to take actions that would raise their JSG scores in order to attract investment from the Fund,” clarify that, given the size of the companies in the S&P 500, the Fund may not be able to influence the companies to take any actions at all.

Response #10

The Registrant has revised the paragraph in response to the comment. Please see the response to Comment #1 above. Please also see the response to Comment #2.

Comment #11

In the same paragraph, since it appears to be unclear whether companies are aware of the JSG scoring criteria and will themselves make active changes to be included in the Fund’s portfolio to raise their JSG scores, please revise the discussion accordingly.

Consider stating, for example, that the Fund seeks out investments in companies that have demonstrated the ability to create American jobs or contribute to American security and increase U.S. economic growth rather than increase JSG score.

Response #11

The Registrant has revised the paragraph in response to the comment. Please see the response to Comment #1 above.

Comment #12

The following comment refers to the following sentence: “Under normal market conditions, the Fund invests substantially all of its assets in the equity securities of U.S. companies.”

Because the Fund has “U.S.” in its names, it needs to have a disclosed 80% test. Please state that at least 80% of the Fund’s assets will be invested in companies or investments economically tied to the U.S. Please see Rule 35(d)(1)(i).

Response #12

The Registrant has revised the disclosure in response to the comment. Please see the response to Comment #1 above.

Statement of Additional Information

Comment #13

In response to a previous comment from the Staff, the Registrant has added disclosure regarding Article 5, Section 6 of the Declaration of Trust to the section “The Trust” in the SAI. The Staff asks to please add a subheading identifying this disclosure as related to shareholder derivative actions. The Staff also suggests adding a subheading under the Trust Agreement and Declaration of Trust generally.

Response #13

December 13, 2021 Page 8

The Registrant has made the requested change. Please see the revised disclosure below:

The Trust

The Amberwave Invest USA JSG Fund is a series of Northern Lights Fund Trust II, a Delaware statutory trust (the “Trust”) organized on August 26, 2010.

The Trust is registered as an open-end management investment company.  The Trust is governed by its Board of Trustees (the “Board” or “Trustees”). The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges.  Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote.  In addition, each share of the Fund is entitled to participate equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities.  Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive, conversion or exchange rights.  Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund is a diversified series of the Trust.  The Fund’ investment objectives, restrictions and policies are more fully described here and in the Prospectus.

The Fund may issue an unlimited number of shares of beneficial interest (“Shares”). All Shares have equal rights and privileges. Each Share is entitled to one vote on all matters as to which Shares are entitled to vote. In addition, each Share is entitled to participate equally with other Shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares are fully paid, non-assessable and fully transferable when issued and have no pre-emptive, conversion or exchange rights.

The Trust’s Agreement and Declaration of Trust - General

Under the Trust’s Agreement and Declaration of Trust, each Trustee will continue in office until the termination of the Trust or his/her earlier death, incapacity, resignation or removal.  Shareholders can remove a Trustee to the extent provided by the Investment Company Act of 1940, as amended (the “1940 Act”) and the rules and regulations promulgated thereunder.  Vacancies may be filled by a majority of the remaining Trustees, except insofar as the 1940 Act may require the election by shareholders.  As a result, normally no annual or regular meetings of shareholders will be held unless

December 13, 2021 Page 9

matters arise requiring a vote of shareholders under the Agreement and Declaration of Trust or the 1940 Act.

The Trust is not required to and does not intend to hold annual meetings of shareholders.

The Trust’s Agreement and Declaration of Trust – Shareholder Derivative Actions

A shareholder may bring derivative action on behalf of the Trust only if the shareholder or shareholders first make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such action is excused. A demand on the Trustees shall only be excused if a majority of the Board of Trustees, or a majority of any committee established by the Board to consider the merits of such action, has a personal financial interest in the action at issue.

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum